Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 6 DATED AUGUST 25, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 30, 2009, as supplemented by supplement no. 4 dated June 15, 2009 and supplement no. 5 dated August 14, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to purchase three office buildings containing 570,038 rentable square feet in Fairfax, Virginia.

Probable Real Estate Investment

Willow Oaks Corporate Center

On August 18, 2009, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire three office buildings containing 570,038 rentable square feet located on approximately 11.4 acres of land located in Fairfax, Virginia (the “Willow Oaks Corporate Center”). The seller, Cognac Willow Oaks, LLC, is not affiliated with us or our advisor. The purchase price of the Willow Oaks Corporate Center is approximately $112.2 million plus closing costs. We intend to fund the purchase of the Willow Oaks Corporate Center with proceeds from this offering, but may later place mortgage debt on the property. Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $5.0 million of earnest money.

The Willow Oaks Corporate Center consists of three office buildings that were built in 1986, 1989 and 2003, respectively. Currently, the Willow Oaks Corporate Center is 94% leased to 14 tenants. The current aggregate annual effective base rent for the tenants of the Willow Oaks Corporate Center is approximately $14.2 million and the current weighted-average remaining lease term for the tenants is approximately 5.5 years. The current weighted-average rental rate over the lease term is $30.23 per square foot.

Currently, the Willow Oaks Corporate Center has two tenants that individually occupy more than 10% of the total rentable square feet of the property. Both tenants provide IT services and business solutions to the government as well as the private sector. Together, these two tenants occupy approximately 40% of total rentable square feet and the average rental rate over the lease terms is $29.50 per square foot. One of the tenants has two leases: one lease expires on June 30, 2010 (25,158 square feet) with no extension option and the other lease expires on March 31, 2013 (73,244 square feet) with a single option to extend the term by three years. The second tenant has multiple leases in two buildings, all of which expire on July 31, 2015 with options to extend the terms by five years and with respect to one building the tenant has two five-year extension options. This tenant has the one-time option to terminate a single floor of one of the buildings or all of its space in that building (up to 106,828 square feet) as of July 2012, subject to a termination fee.

The average occupancy rate for Willow Oaks Corporate Center during each of the last five years was as follows:

Year	Average Occupancy Rate
2004	64%
2005	65%
2006	87%
2007	95%
2008	89%

The average effective annual rental rate per square foot for each of the last five years for the Willow Oaks Corporate Center was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2004	$21.79
2005	24.46
2006	23.89
2007	24.82
2008	27.13

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule for expiring leases for the Willow Oaks Corporate Center by square footage and by annualized contractual base rent as of July 1, 2009.

Year	Number of Expiring Leases	Annualized Effective Base Rent (in thousands)	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
2009	-	-	-	-	-
2010	1	717	5%	25,158	5%
2011	-	-	-	-	-
2012	4	3,747	26%	123,798	22%
2013	3	2,107	15%	74,862	13%
2014	3	1,498	10%	59,997	11%
2015	4	4,358	31%	162,408	29%
2016	1	566	4%	20,220	4%
2017	-	-	-	-	-
2018	2	1,235	9%	41,291	7%
2019	1	-	-	48,246	9%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of July 1, 2009.

We do not intend to make significant renovations or improvements to the Willow Oaks Corporate Center.

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